FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-09225

EFTEC Savings Plan

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

EFTEC Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Reports of Independent Registered Public Accounting Firms Thereon)

EFTEC SAVINGS PLAN

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors EFTEC Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EFTEC Savings Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ KPMG LLP

Minneapolis, Minnesota
June 11, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the EFTEC Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of EFTEC Savings Plan (the “Plan”) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

By: /s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 20, 2003

EFTEC SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Cash	$113,473	130,050
Investments, at fair value	10,991,693	8,656,963
Receivables:
Participant contributions receivable	23,001	24,939
Employer contributions receivable	8,929	11,548
Accrued income	1,352	168

Net assets available for benefits	$11,138,448	8,823,668

See accompanying notes to financial statements.

EFTEC SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2003

Additions:
Contributions:
Participant contributions	$544,631
Employer contributions	234,982

Total contributions	779,613

Investment income:
Interest	15,383
Dividends	93,395
Net appreciation in fair value of investments	1,651,343
Other income	41,635

Total investment income	1,801,756

Deductions:
Distributions paid to participants	(263,431)
Administrative expense	(3,158)

Total deductions	(266,589)

Net increase	2,314,780
Net assets available for benefits:
Beginning of year	8,823,668

End of year	$11,138,448

See accompanying notes to financial statements.

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

EFTEC (the Employer) is a joint venture owned 70% by H.B. Fuller Company and 30% by EMS Chemie. The Plan is a contributory defined contribution plan established February 13, 1997, and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Share Plus Plan, and the EMS-TOGO Corporation, a subsidiary of EMS Chemie, 401(k) Investment Plan. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time United States EFTEC employees (excluding members of collective bargaining units) may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 25% for nonhighly compensated participants, each subject to a statutory annual maximum of $12,000 for 2003.

The Employer matches 100% of an employee’s pre-tax contribution, up to 4% of the employee’s compensation in the form that matches the employee investment option allocation.

A participant’s contribution, and the allowable Employer match, may be invested in any combination of the following participant directed return funds: H.B. Fuller Company stock, Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Janus Overseas Fund, Wells Fargo S&P Midcap Index Fund, and Van Kampen Common Stock Fund. A participant’s investment option for past and future contributions can be changed daily.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

F-5	(Continued	)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, and (d) discretionary Employer contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100% vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (4.25% at December 31, 2003). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2003 had interest rates ranging from 4.25% to 9.50% and mature at various dates through 2017. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2003 were $4,083.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants’ accounts will become fully vested.

F-6	(Continued	)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2003 and 2002, approximately 32% and 35%, respectively, of the Plan’s assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

F-7	(Continued	)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

(3)	Investments

The following represents the Plan’s investments at fair value at December 31, 2003 and 2002:

	2003		2002
H.B. Fuller Company Common Stock, 119,923 and 117,012 shares, respectively	$3,566,510	*	3,028,271	*
Wells Fargo Stable Return Fund, 40,083 and 37,007 shares, respectively	1,432,893	*	1,262,943	*
Wells Fargo Index Equity Fund, 59,043 and 56,106 shares, respectively	2,634,499	*	1,977,184	*
Wells Fargo Growth Balanced Fund, 42,506 and 44,096 shares, respectively	1,205,050	*	1,034,945	*
Wells Fargo Small Company Growth Equity Fund, 19,645 and 19,031 shares, respectively	536,704	*	345,795
PIMCO Total Return Bond Fund, 46,289 and 32,364 shares, respectively	495,755	*	345,325
Janus Twenty Fund, 8,740 and 8,104 shares, respectively	316,133		235,090
Janus Overseas Fund, 11,804 and 8,740 shares, respectively	243,866		133,627
Van Kampen Common Stock Fund, 14,597 and 984 shares, respectively	232,825		12,144
Wells Fargo S&P Midcap Index Fund, 3,075 and 1,734 shares, respectively	132,615		55,331
Participant loans receivable	194,843		226,308

	$10,991,693		8,656,963

*	Represents 5% or more of the Plan’s assets at the beginning of the Plan year.

F-8	(Continued	)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,651,343 as follows:

Wells Fargo and Janus Mutual Funds	$1,069,093
H.B. Fuller Company Common Stock	461,432
Wells Fargo Stable Return Fund	61,951
PIMCO Total Return Bond Fund	7,888
Van Kampen Common Stock Fund	50,979

$1,651,343

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 17, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which represents invested amounts in shares of stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2003 amounted to $320,535 and $261,499, respectively.

The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2003, the Trustee made purchases and sales of such securities amounting to $759,652 and $487,198, respectively.

F-9

Schedule I

EFTEC SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issuer, borrower or similar party	(c) Description	Units/shares	(d) Cost**	(e) Current value
*	Wells FargoMinnesota, N.A.	H.B. Fuller Company Common Stock	119,923	**	$3,566,510
*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, & Collective	40,083	**	1,432,893
*	Wells Fargo Minnesota, N.A.	Index Equity Fund Common Stock	59,043	**	2,634,499
*	Wells Fargo Minnesota, N.A.	Growth Balanced Fund Mutual Fund – Balanced	42,506	**	1,205,050
*	Wells Fargo Minnesota, N.A.	Small Company Growth Equity Fund Common Stock	19,645	**	536,704
*	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	46,289	**	495,755
*	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	8,740	**	316,133
*	Wells Fargo Minnesota, N.A.	Janus Overseas Fund Common Stock	11,804	**	243,866
*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund	3,075	**	132,615
*	Wells Fargo Minnesota, N.A.	Van Kampen Common Stock Fund	14,597	**	232,825
*	Participant Loans	Participant loans receivable, interest at 4.75% to 9.5%, due at various dates through 2017			194,843

		Total investments at end of plan year			$10,991,693

*	Represents party-in-interest.
**	Historical cost information is not required for participant directed investments.

See accompanying independent registered public accounting firm's report.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consents of Independent Registered Public Accounting Firms

(99)	Certification pursuant to Section 906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EFTEC SAVINGS PLAN

Date:	June 28, 2004	By:	/s/ Todd Mestad
(Plan Administrator)

EFTEC SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.	Document	Method of Filing
(23)	Consents of Independent Registered Public Accounting Firms	Filed herewith electronically

(99)	Certification pursuant to Section 906	Filed herewith electronically